UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission File No. 1-09195

KB HOME 401(k) SAVINGS PLAN

(Full title of the plan)

KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE KB Home 401(k) Savings Plan December 31, 2016 and 2015

KB Home 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2016 and 2015, and
For the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the KB Home 401(k) Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the KB Home 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 29, 2017

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$167,686,387	$149,491,810

Receivables:
Notes receivable from participants	3,220,999	3,179,434
Other	—	717
	3,220,999	3,180,151
Net assets available for benefits	$170,907,386	$152,671,961

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions (Deductions)
Contributions:
Plan participants	$9,762,845
Employer, net of forfeitures	5,195,287
Rollovers	1,110,416
16,068,548
Investment income:
Interest and dividends	5,049,599
Net appreciation in fair value of investments	9,235,014
14,284,613

Interest on notes receivable from participants	135,815
Benefits paid to participants	(12,254,904)
Other, net	1,353

Net increase in net assets available for benefits	18,235,425
Net assets available for benefits
Beginning of year	152,671,961
End of year	$170,907,386

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The following description of the KB Home 401(k) Savings Plan (Plan) provides only general information. Eligible employees of KB Home (Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan in which all eligible employees of the Company may participate beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may contribute up to 25% of their annual eligible compensation on a pretax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. In August 2016, Participants became eligible to elect to make after-tax contributions into designated Roth 401(k) accounts. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment, and each Participant may make aggregate annual pretax and after-tax contributions, up to the applicable limits provided by the Internal Revenue Code (Code).

Each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limits, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).

Unless otherwise determined by its Board of Directors, the Company matches 100% of a Participant’s pretax contribution up to 6% of eligible compensation for that payroll period (for Participants who are sales representatives, the Company matches 100% of pretax contributions up to 6% of eligible compensation for that payroll period on up to $50,000 of such eligible compensation per year).

The Plan accepts rollover contributions from other qualified retirement plans or individual retirement accounts, subject to the applicable provisions of the Plan. Effective August 2016, Participants may directly convert all or a portion of their existing Plan account balances, as well as make rollover contributions from other qualified retirement plans or individual retirement accounts, into a designated Roth 401(k) account, subject to the applicable provisions of the Plan. Participants are responsible for paying applicable taxes on such conversions or rollover contributions.

Plan assets are held in trust by Fidelity Management Trust Company, Inc. (Trustee). Participants may direct the investment of their contributions among one or more of the several options offered under the Plan, and may elect to change the investment of their contributions or to transfer all or part of their individual Plan account balances among such options, subject in each case to applicable conditions and limitations established under the Plan.

A Participant can invest no more than 20% of new Plan contributions in the KB Home Stock Fund (as described below), and cannot transfer funds from another Plan investment option into the KB Home Stock Fund if the transfer would cause the proportionate value of the Participant’s overall Plan account balance that is invested in the KB Home Stock Fund to exceed 20%.

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon are 100% vested to Participants after five years of service.

Participant-Directed Brokerage Account

The Plan offers a Participant-directed brokerage account as an investment option. If elected, a Participant-directed brokerage account, which is administered by an affiliate of the Trustee, allows a Participant to direct the investment of the Participant’s contributions to the Plan among various mutual fund options offered by such affiliate, including mutual funds that are not otherwise offered as investment options under the Plan, subject to certain minimum investment and withdrawal requirements and an overall investment limit of not more than 50% of the value of the Participant’s overall Plan account balance. Participant-directed brokerage accounts are not monitored or managed by the Company or the Plan.

KB Home Stock Fund

The Plan offers a real-time traded employer stock fund (KB Home Stock Fund). Participant Plan account balances in the KB Home Stock Fund represent investments in shares of the Company’s common stock. Participant contributions to, and transactions in, the KB Home Stock Fund are direct investments and transactions in shares of the Company’s common stock, and investments in the KB Home Stock Fund are valued at the then-current market price per share.

Stable Value Fund

In 2016, the Plan began offering a stable value investment option (Stable Value Fund), which is intended to provide a stable return on investment and protection of principal from changes in market interest rates. The Stable Value Fund is a collective investment trust that invests in a group annuity contract (which has underlying investments in various guaranteed investment contracts, synthetic guaranteed investment contracts and securities) issued by the fund provider. Participant withdrawals from the Stable Value Fund are generally transacted at the fund’s per-share net asset value (NAV). Certain events prompting a withdrawal from the Stable Value Fund may be transacted at the fair value of its underlying investments, which may be less than the NAV. Participants are generally prohibited from transferring their respective balances (in whole or in any part) in the Stable Value Fund directly into other Plan investment options that are considered to be competing investment options. Instead, Participants must first transfer such balances into a non-competing Plan investment option for 90 days before transferring such balances into a competing Plan investment option. There were no unfunded commitments as of December 31, 2016.

Notes Receivable from Participants

Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in the Participant’s Plan account not to exceed $50,000 in any one-year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case the loan must be repaid within 15 years. The loans are secured by the vested balance in the borrowing Participant’s Plan account and bear interest at the prime rate plus 1% as of the last day of the preceding calendar quarter in which the loan was made. Loans are generally repaid through payroll deductions. Loans not repaid within the timeframe specified by the Plan are considered to be in default and treated as a distribution to the Participant.

Distributions and Withdrawals

Participants who terminate their service with the Company may elect to withdraw or rollover their contributions, vested Company matching contributions, and related earnings thereon. Vested Plan account balances totaling $1,000 or less will be distributed as a lump-sum payment, and vested Plan account balances totaling more than $1,000, but less than $5,000 will be rolled into an individual retirement account. Such distributions or rollovers may be processed without a formerly employed Participant’s consent. Vested Plan account balances totaling $5,000 or more may be kept in the Plan. Participants may take hardship withdrawals from their Plan account balances subject to the limitations and requirements of the Plan. Participants must pay any outstanding loans under the Plan in full upon their termination of service with the Company.

Forfeitures

Unvested Company matching contributions for formerly employed Participants are forfeited and used by the Company in the following order: a) to restore the employer match and profit-sharing subaccounts of former Participants, if any; b) to reduce matching contributions for the Plan year allocated to the Participants’ employer match subaccounts in the same manner as matching contributions are allocated for the Plan year; c) to add to the profit-sharing contributions for the Plan year, if any; and d) to pay expenses of the Plan. For the Plan year ended December 31, 2016, the Company used $523,805 of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $5,718 and $15,148 at December 31, 2016 and 2015, respectively.

Other, net

Generally, certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company, while expenses arising from Participants’ individual investment elections or transactions under the Plan are paid directly by such Participants. In 2016, pursuant to an amendment of the trust agreement between the Trustee and the Company, the Trustee began depositing revenue sharing credits generated from arrangements between an affiliate of the Trustee and investment managers of certain Plan investment options into a revenue credit account (RCA). Credits in the RCA are used to offset ERISA-qualified administrative expenses of the Plan that would otherwise be paid directly by the Company. RCA balances are invested in the Plan’s money market fund, and credits in the RCA may be allocated to Participant accounts to offset Participant expenses under the Plan. At December 31, 2016, the RCA had a total balance of $21,212, including interest. For the year ended December 31, 2016, no credits in the RCA were allocated to Participant accounts.

Other, net for the year ended December 31, 2016, reflected $106,279 of revenue sharing credits generated, partly offset by $85,071 of ERISA-qualified administrative expenses and $19,855 of expenses paid directly by Participants.

Plan Termination

As of the date of this report, the Company expects and intends to continue the Plan, but it reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, the Plan account balances of the individuals who are Participants at that time, if not already so, shall become 100% vested and not subject to forfeiture.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The financial statements are based on information provided to Plan management by the Trustee. Certain adjustments have been made to the information provided by the Trustee in order for the financial statements to conform to the accrual basis of accounting and U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make informed estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The NAV per share used as a practical expedient for determining the fair value of the Stable Value Fund is based on the fair value of the Stable Value Fund’s underlying investments, minus its liabilities, divided by the number of shares outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividends are recorded on the ex-dividend date. The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses on investments that were bought and sold during the year, as well as unrealized appreciation (depreciation) of the investments held at the end of the year.

Notes Receivable from Participants

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest, if any. Interest income on notes receivable from Participants is recorded when earned.

Distributions

Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (a consensus of the Emerging Issues Task Force)” (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Plan elected to early adopt ASU 2015-07 as of December 31, 2016. The adoption has been reflected in Note 3 – Fair Value Measurements.

3.	Fair Value Measurements

The fair value measurements of assets and liabilities are categorized based on the following hierarchy:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2
Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The mutual funds and money market fund offered under the Plan are registered with the U.S Securities and Exchange Commission (SEC) and valued at their daily closing price. As described in Note 1 – Description of the Plan, the Participant-directed brokerage account represents investments among various mutual fund options, including mutual funds that are not otherwise offered as investment options under the Plan. The KB Home Stock Fund represents investments in shares of the Company’s common stock.

The following table presents the Plan’s fair value hierarchy and its financial assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Fair Value Hierarchy	December 31,
Description		2016	2015
Money market fund	Level 1	$12,049,682	$11,730,666
Mutual funds	Level 1	144,243,600	130,596,375
KB Home Stock Fund	Level 1	8,081,738	6,321,225
Participant-directed brokerage account investments	Level 1	931,264	843,544
		165,306,284	149,491,810
Stable Value Fund, at net asset value		2,380,103	—
Investments, at fair value		$167,686,387	$149,491,810

The fair values of the money market fund, mutual funds, the KB Home Stock Fund, and Participant-directed brokerage account investments are determined based on quoted market prices in active markets and considered Level 1 assets under the above hierarchy as of December 31, 2016 and 2015. The fair value of the Stable Value Fund is measured using the NAV per share practical expedient and, in accordance with ASU 2015-07, has not been categorized in the fair value hierarchy. The fair value amounts presented in the table above are intended to reconcile the fair value hierarchy table to the amounts presented in the accompanying Statements of Net Assets Available for Benefits.

4.	Risks and Uncertainties

The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances and the amounts reported in the Plan’s financial statements.

5.	Tax Status of the Plan

The Plan has received a determination letter from the IRS dated March 24, 2014 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this determination letter by the IRS. The Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

6.	Related Party and Party-in-Interest Transactions

Investments held by the Plan include shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments held by the Plan. An investment held by the Plan also includes the Company’s common stock. The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.

7.	Subsequent Events

Plan management evaluated subsequent events in respect of the Plan through the filing of the Plan’s financial statements with the SEC and did not identify any events that would require an adjustment to the financial statements or to the accompanying disclosures.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

American Beacon Advisors	American Beacon International Equity Fund Institutional Class	51.156	**	$883
American Beacon Advisors	American Beacon Small Cap Value Fund Class Institutional	201,855.803	**	5,577,276
Affiliated Managers Group	AMG Managers Fairpointe Mid Cap Fund Class I	285,350.447	**	11,899,114
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio Institutional Class	172,079.793	**	2,987,305
Dimensional Fund Advisors	DFA Five-Year Global Fixed Income Portfolio Institutional Class	19,107.804	**	207,702
Dimensional Fund Advisors	DFA International Small Company Portfolio Institutional Class	834.846	**	14,418
Dimensional Fund Advisors	DFA US Large Cap Value Portfolio Institutional Class	396,829.195	**	13,924,736
Dimensional Fund Advisors	DFA US Small Cap Portfolio Institutional Class	55,144.358	**	1,866,085
Fidelity Investments*	Fidelity 500 Index Fund – Institutional Class	242,171.898	**	18,974,168
Fidelity Investments*	Fidelity BrokerageLink	264,324.319	**	931,264
Fidelity Investments*	Fidelity Contrafund – Class K	353,773.950	**	34,804,281
Fidelity Investments*	Fidelity Extended Market Index Fund – Premium Class	12,845.641	**	713,447
Fidelity Investments*	Fidelity International Index Fund – Premium Class	5,112.686	**	180,580
Fidelity Investments*	Fidelity Freedom K Income	96,419.168	**	1,119,426
Fidelity Investments*	Fidelity Freedom K 2010 Fund	81,514.168	**	1,028,709
Fidelity Investments*	Fidelity Freedom K 2015 Fund	19,240.505	**	253,397
Fidelity Investments*	Fidelity Freedom K 2020 Fund	555,733.926	**	7,758,046
Fidelity Investments*	Fidelity Freedom K 2025 Fund	81,234.992	**	1,185,219
Fidelity Investments*	Fidelity Freedom K 2030 Fund	748,248.436	**	11,133,937
Fidelity Investments*	Fidelity Freedom K 2035 Fund	70,254.139	**	1,083,319
Fidelity Investments*	Fidelity Freedom K 2040 Fund	719,252.583	**	11,105,260
Fidelity Investments*	Fidelity Freedom K 2045 Fund	76,531.004	**	1,217,608
Fidelity Investments*	Fidelity Freedom K 2050 Fund	55,165.781	**	884,307
Fidelity Investments*	Fidelity Freedom K 2055 Fund	28,454.390	**	338,892
Fidelity Investments*	Fidelity Money Market Trust Retirement Government Money Market II Portfolio	12,049,682.060	**	12,049,682
Fidelity Investments*	Fidelity US Bond Index Fund – Premium Class	48,077.469	**	552,410
Harbor Capital Advisors	Harbor International Fund Institutional Class	88,579.475	**	5,173,927
Metropolitan West Asset Management	Metropolitan West Total Return Bond Fund Class I	943,269.855	**	9,932,632
New York Life Insurance Company	Reliance Trust New York Life Anchor Account Series I Class 0	223,483.894	**	2,380,103
Vanguard Group	Vanguard Short-Term Inflation-Protected Securities Index Fund Admiral Shares	13,251.469	**	326,516
KB Home*	KB Home Stock Fund	511,116.834	**	8,081,738
Notes receivable from Participants*	Individual notes receivable from Participants with interest rates ranging from 4.25% to 9.25% and maturity dates through 2031			3,220,999
Total				$170,907,386

*	Party-in-interest to the Plan.

**	Participant-directed investments, cost information omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan By: KB Home Plan Administrator

Dated:	June 29, 2017	By: /s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description	Sequentially Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	15